Tableau Software, Inc. 1621 N. 34th St. Seattle, WA 98103 USA Phone: (206) 633-3400

April 30, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:    Frank Knapp

                    Joyce Sweeney

Re: Tableau Software, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 22, 2019

File No. 001-35925

Ladies and Gentlemen:

This letter responds to the comment from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated April 18, 2019, regarding Tableau Software Inc.’s Form 10-K for the fiscal year ended December 31, 2018, filed February 22, 2019 (File No. 001-35925). We have repeated the Staff’s comments below in bold, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenues, page 56

1. You disclose the percentage of ASC 605 license revenues from term and subscription licenses for 2018 and 2017. In light of the difference in timing of revenue recognition for term-based licenses and cloud-based services under ASC 606, please separately discuss and quantify the fluctuations in revenues attributable to your cloud-based services. Refer to Item 303(a)(3) of Regulation S-K.

Response: We assessed the guidance within Item 303(a)(3) of Regulation S-K, which states:

(i)

Describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case indicate the extent to which income was so affected. In addition, describe any other significant components of revenues or expenses that, in the registrant’s judgement, should be described in order to understand the registrant’s results of operations;

(ii)

Describe any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations

In accordance with Item 303(a)(3), we did not discuss fluctuations in revenues attributable to cloud-based subscriptions because such revenues did not materially affect the amount of reported income. Our revenues from cloud-based subscriptions represented less than 10% of total revenues during the years ended December 31, 2017 and 2018. Additionally, there were no changes in our cloud-based revenues from 2017 to 2018 that had a material favorable or unfavorable impact to revenue or income from continuing operations during the years ended December 31, 2017 or 2018. To the extent revenues from cloud-based subscriptions represent a significant component of total revenues, or fluctuations in such revenues materially affect the amount of reported income, in a future quarterly or annual period, we will discuss and quantify such fluctuations in the periodic report for such period.

Consolidated Financial Statements

Consolidated Statements of Operations, page 73

2. We note that your license revenues line item includes revenues from perpetual and term based licenses, as well as cloud-based services. Describe for us your consideration of Rule 5-03 of Regulation S-X in aggregating cloud-based services revenues with software license revenues. Please tell us the amount of revenues attributable to cloud-based services for the years ended December 31, 2017 and 2018.

Response: We assessed the guidance within Rule 5-03(b).1 of Regulation S-X, which states that if income is derived from net sales and gross revenues from more than one of the sub-captions described below, each class that is not more than 10 percent of the sum of the items may be combined with another class:

(a)	Net sales of tangible products;

(b)	Operating revenues of public utilities or others;

(c)	Income from rentals;

(d)	Revenues from services; and

(e)	Other revenues.

Our revenues from cloud-based subscriptions represented less than 10% of total revenues for each of the years ended December 31, 2017 and 2018 and, in accordance with the guidance above, we included such revenues in license revenues in our 10-K for the year ended December 31, 2018 and stated that revenues from our cloud-based subscriptions were included in license revenues. In the event our revenues from cloud-based subscriptions represent more than 10% of total revenues in future periods, we will present such revenues as required by Rule 5-03 of Regulation S-X.

We give customers a choice at the time of sale to license our product on-premises or as a fully-hosted cloud-based subscription. The primary difference is only method of delivery. Given the similar functionality, code base and unit economics we believe it is useful information for our investors to include revenues from on-premises and cloud-based subscriptions together in license revenues within our consolidated statement of operations.

If you have further questions, please feel free to contact the undersigned.

Sincerely,

Tableau Software, Inc.

/s/ Damon Fletcher

Chief Financial Officer

Cc:	Keenan M. Conder, Executive Vice President, General Counsel and Corporate Secretary